DANIEL H. LUCIANO
------------
ATTORNEY AT LAW
242 A WEST VALLEY BROOK ROAD
CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE	908-832-5546
NEW JERSEY BARS	FACSIMILE	908-832-9601

March 14, 2016

Securities and Exchange Commission
Washington, DC 20548
Attn: John Stickel

Re: GRCR Partners, Inc.
Registration Statement on Form S-1
Filed December 31, 2015
File No. 333-208814

Dear Mr. Stickel:

On behalf of our client, GRCR Partners, Inc. (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2015, (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated February 22, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Use of Proceeds, page 15
1. We note your response to our prior comment 3.  Please explain how the offering costs are being reduced from $50,000 to $25,000 if only 10% of the offering is sold, and reconcile this with your disclosure on page F-12 regarding the estimated expenses associated with the offering.  In addition, since it appears that you would raise $25,000 if you sold 10% of the offering, please reconcile how you have $25,000 in offering costs and also have $12,500 remaining for market collateral and website development.  We also note that with the 100%, 75% and 50% columns the total at the bottom of the table shows the amount of proceeds available to the company after subtracting the offering costs, while the total at the bottom for the 10% column appears to include the offering costs.  Please reconcile.

Company Response: In response to the Staff’s comment, please see changes to the Use of Proceeds table on Page 15 of the Amendment.

Financial Statements, page F-1

2.   Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

Company Response: In response to the Staff’s comment, the Company has provided updated financial statements in the Amendment.

Signatures, page 49

3.   We note that you did not update the dates on the signature page to this amendment. Please update accordingly in future amendments.

Company Response: The Staff’s comments have been noted and the dates on the signature pages have been brought current.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano